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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13d

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)(1)

                        THE HARVEY ENTERTAINMENT COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    417662103
                                 (CUSIP Number)

                              Gerald E. Boltz, Esq.
                                 Bryan Cave LLP
                             120 Broadway, Suite 500
                         Santa Monica, California 90401
                                 (310) 576-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 1998
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13g to report the acquisition which is the subject of this Schedule 13d, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 4)



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(1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13d
CUSIP NO. 417662103
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                                                               PAGE 2 OF 4 PAGES
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--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       JEFFREY A. MONTGOMERY
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]

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3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF     7     SOLE VOTING POWER
    SHARES
                      482,667
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY
                      -0-
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE VOTING POWER
  REPORTING
                      482,667
                ----------------------------------------------------------------
 PERSON WITH    10    SHARED DISPOSITIVE VOTING POWER

                      -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       482,667
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13d
CUSIP NO. 417662103
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                                                               PAGE 3 OF 4 PAGES
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  ITEM 1.      SECURITY AND ISSUER.

        This Statement on Schedule 13d relates to the common stock, no par value (the "Common Stock"), of The Harvey Entertainment Company, a California corporation (the "Company").

        The Company's principal executive offices are located at 1999 Avenue of the Stars, Suite 2050, Los Angeles, California 90067.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)    The name of the Reporting Person is Jeffrey A. Montgomery.

        (b) Mr. Montgomery's address is 10380 Wilshire Boulevard, Suite 504, Los Angeles, California 90024.

        (c) Mr. Montgomery is the Chief Executive Officer of the Company. However, Mr. Montgomery's employment agreement with the Company expires April 17, 1998 and has not been renewed.

        (d), (e) Mr. Montgomery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)      Mr. Montgomery is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Montgomery acquired 516,667 shares of Common Stock on various dates from March 13, 1998 through April 8, 1998 pursuant to the exercise of stock options with an aggregate exercise price of $2,630,835.75. A portion of such exercise price was borrowed from a family member and the balance thereof was comprised of Mr. Montgomery's personal funds. Mr. Montgomery repaid a portion of the loan from a family member from the proceeds of the sale of 135,000 shares of such Common Stock on March 31, 1998. In addition, Mr. Montgomery purchased 225,000 shares of Common Stock from the Company's principal shareholder in 1993 for $540,000, which was paid by delivery of a promissory note. Mr. Montgomery subsequently sold 125,000 of such shares.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Montgomery has acquired the securities reported herein for investment purposes.



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                                  SCHEDULE 13d
CUSIP NO. 417662103
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                                                               PAGE 4 OF 4 PAGES
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Montgomery beneficially owns 482,667 shares of Common Stock (the "Shares"). The Shares represent, in the aggregate, approximately 11.8% of Registrant's outstanding Common Stock. Such percentage is based on the Reporting Person's estimate of the number of shares of Common Stock outstanding following the exercise by certain of the Company's executive officers of stock options since the date of the Company's last quarterly report on Form 10-KSB.

        (b) Mr. Montgomery has the sole power to vote or direct the vote and dispose or direct the disposition of each of the Shares.

        (c) Mr. Montgomery acquired 395,000 shares of Common Stock on March 13, 1998, 55,000 shares of Common Stock on March 16, 1998, and 66,667 shares of Common Stock on April 8, 1998, in each case pursuant to the exercise of employee stock options held by Mr. Montgomery. On March 31, 1998, Mr. Montgomery sold 135,000 shares of Common Stock in a "broker's transaction" pursuant to Rule 144 under the Securities Act of 1933.

        (d) None.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any other persons with respect to the Shares or any other securities of Registrant.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April  14, 1998.


                                             /s/ JEFFREY A. MONTGOMERY
                                             -----------------------------------
                                                 JEFFREY A. MONTGOMERY